

04043915

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.

Exact Name of Registrant as Specified in Charter

CIK # 0001243106

Registrant CIK Number

Form 8-K to be filed no later than September 30, 2004

Electronic Report, Schedule or Registration Statement of Which
the Documents Are a Part (give period of report)

333-115122

SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED

SEP 2 9 2004

THOMSON
FINANCIAL

[Form SE]

DOCSNY1:1071697.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By:
Name:
Title:

Dated September 24. 2004

EXHIBIT INDEX

<u>Exhibit</u>

P 25.1 Statement of Eligibility of Deutsche Bank National Trust Company on Form T-1 under the Trust Indenture Act of 1939 of a corporation designated to act as Trustee.

EXHIBIT 2

Washington, D.C. 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, John D. Hawke, Jr., Comptroller of the Currency, do hereby certify that:

1.   The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2.   "Deutsche Bank National Trust Company," Los Angeles, California, (Charter No. 18608) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this August 6, 2004.



Comptroller of the Currency

EXHIBIT 3

Comptroller of the Currency
Administrator of National Banks

Washington, D.C. 20219

CERTIFICATE OF FIDUCIARY POWERS

I, John D. Hawke, Jr., Comptroller of the Currency, do hereby certify that:

1.   The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession , custody and control of all records pertaining to the chartering of all National Banking Associations.

2.   "Deutsche Bank National Trust Company," Los Angeles, California, (Charter No. 18608) was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 U.S.C. 92a, and that the authority so granted remains in full force and effect on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto

subscribed my name and caused my seal of office to

be affixed to these presents at the Treasury

Department in the City of Washington and District of

Columbia, this August 6, 2004



John D. Hawke, Jr.

Comptroller of the Currency

EXHIBIT 7

Federal Financial Institutions Examination Council

Federal Deposit Insurance Corporation
OMB Number: 3064-0052
Office of the Comptroller of the Currency
OMB Number: 1557-0081
Expires March 31, 2007



Please refer to page i,
Table of Contents, for
the required disclosure
of estimated burden.

1

Consolidated Reports of Condition and Income for A Bank With Domestic Offices Only—FFIEC 041

Report at the close of business June 30, 2004

(20040630)
(RCRI 9999)

This report is required by law: 12 U.S.C. §324 (State member banks); 12 U.S.C. §1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

This report form is to be filed by banks with domestic offices only. Banks with foreign offices (as defined in the instructions) must file FFIEC 031.

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I, _Foy B. Hester,   Vice President & Controller_

Name and Title of Officer Authorized to Sign Report

of the named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Signature of Officer Authorized to Sign Report

7/21/04

Date of Signature

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

George M. Stein
Managing Director

Director (Trustee)

Director (Trustee)

Director (Trustee)

Gary Vaughan
Director

Submission of Reports

Each bank must prepare its Reports of Condition and Income either:

(a) in electronic form and then file the computer data file directly with the banking agencies' collection agent, Electronic Data Systems Corporation (EDS), by modem or on computer diskette; or

(b) in hard-copy (paper) form and arrange for another party to convert the paper report to electronic form. That party (if other than EDS) must transmit the bank's computer data file to EDS.

For electronic filing assistance, contact EDS Call Report Services, 13890 Bishops Drive, Suite 110, Brookfield, WI 53005, telephone (800) 255-1571.

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page (or a photocopy or a computer-generated version of this page) to the hard-copy record of the completed report that the bank places in its files.

FDIC Certificate Number 2 6 7 3 2
(RCRI 9050)

Deutsche Bank National Trust Company
Legal Title of Bank (TEXT 9010)

Los Angeles
City (TEXT 9130)

CA
State Abbrev. (TEXT 9200)

90071-3109
ZIP Code (TEXT 9220)

Consolidated Reports of Condition and Income for
A Bank With Domestic Offices Only

Table of Contents

Disclosure of Estimated Burden

The estimated average burden associated with this information collection is 37.1 hours per respondent and is estimated to vary from 15 to 600 hours per response, depending on individual circumstances. Burden estimates include the time for reviewing instructions, gathering and maintaining data in the required form, and completing the information collection, but exclude the time for compiling and maintaining business records in the normal course of a respondent's activities. A Federal agency may not conduct or sponsor, and an organization (or a person) is not required to respond to a collection of information, unless it displays a currently valid OMB control number. Comments concerning the accuracy of this burden estimate and suggestions for reducing this burden should be directed to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, D.C. 20503, and to one of the following:

Secretary
Board of Governors of the Federal Reserve System
Washington, D.C. 20551

Legislative and Regulatory Analysis Division
Office of the Comptroller of the Currency
Washington, D.C. 20219

Assistant Executive Secretary
Federal Deposit Insurance Corporation
Washington, D.C. 20429

For information or assistance, National and State nonmember banks should contact the FDIC's Reports Analysis and Quality Control Section, 550 17th Street, NW, Washington, D.C. 20429, toll free on (800) 688-FDIC(3342), Monday through Friday between 8:00 a.m. and 5:00 p.m., Eastern time. State member banks should contact their Federal Reserve District Bank.

Confidential

Consolidated Report of Income
for the period January 1, 2004 - June 30, 2004

All Report of Income schedules are to be reported on a calendar year-to-date basis in thousands of dollars.

Schedule RI-Income Statement

Dollar Amounts in Thousands	RIAD	Bil	Mil	Thou	
1. Interest Income:					
a. *Items 1.a.(1) through (6) are to be completed by all banks.*					
Interest and fee income on loans:					
(1) Loans secured by real estate	4011			0	1.a.(1)
(2) Commercial and industrial loans	4012			0	1.a.(2)
(3) Loans to individuals for household, family, and other personal expenditures:					
(a) Credit Cards	B485			0	1.a.(3)(a)
(b) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B486			0	1.a.(3)(b)
(4) Loans to foreign governments and other official institutions	4056			0	1.a.(4)
(5) All other loans(1)	4058			0	1.a.(5)
(6) Total interest and fee income on loans (sum of items 1.a.(1) through 1.a.(5))	4010			0	1.a.(6)
b. Income from lease financing receivables	4065			0	1.b.
c. Interest income on balances due from depository institutions(2)	4115			125	1.c.
d. Interest and dividend income on securities:					
(1) U.S. Treasury securities and U.S. Government agency obligations (excluding mortgage-backed securities)	B488			399	1.d.(1)
(2) Mortgage-backed securities	B489			0	1.d.(2)
(3) All other securities (includes securities issued by states and political subdivisions in the U.S.)	4060			0	1.d.(3)
e. Interest income from trading assets	4069			0	1.e.
f. Interest income on federal funds sold and securities purchased under agreements to resell	4020			0	1.f.
g. Other interest income	4518			90	1.g.
h. Total interest income (sum of items 1.a.(6) through 1.g.)	4107			614	1.h.

(1) Includes interest and fee income on "Loans to depository institutions and acceptances of other banks," "Loans to finance agricultural production and other loans to farmers," "Obligations (other than securities and leases) of states and political subdivisions in the U.S.," and "Other loans."
(2) Includes interest income on time certificates of deposits not held for trading.

Schedule RI-Continued

Dollar Amounts in Thousands	RIAD	Bil	Mil	Thou	
2. Interest expense					
a. Interest on deposits:					
(1) Transaction accounts (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts).............................	4508			0	2.a.(1)
(2) Nontransaction accounts:					
(a) Savings deposits (includes MMDAs)	0093			0	2.a.(2)(a)
(b) Time deposits of $100,000 or more	A517			0	2.a.(2)(b)
(c) Time deposits of less than $100,000	A518			0	2.a.(2)(c)
b. Expense of federal funds purchased and securities sold under agreements to repurchase	4180			0	2.b.
c. Interest on trading liabilities and other borrowed money	4185			0	2.c.
d. Interest on subordinated notes and debentures	4200			0	2.d.
e. Total interest expense (sum of items 2.a through 2.d)	4073			0	2.e.
3. Net interest income (item 1.h minus 2.e)		4074			614	3.
4. Provision for loan and lease losses		4230			0	4.
5. Noninterest income:					
a. Income from fiduciary activities(1)..	4070			27,667	5.a.
b. Service charges on deposit accounts...	4080			0	5.b.
c. Trading revenue(2)	A220			0	5.c.
d. Investment banking, advisory, brokerage, and underwriting fees and commissions	B490			0	5.d.
e. Venture capital revenue	B491			0	5.e.
f. Net servicing fees...	B492			0	5.f.
g. Net securitization income..	B493			0	5.g.
h. (1) Underwriting income from insurance and reinsurance activities	C386			0	5.h.(1)
(2) Income from other insurance activities................................	C387			0	5.h.(2)
i. Net gains (losses) on sales of loans and leases	5416			0	5.i.
j. Net gains (losses) on sales of other real estate owned	5415			0	5.j.
k. Net gains (losses) on sales of other assets (excluding securities)...........	B496			0	5.k.
l. Other noninterest income*	B497			0	5.l.
m. Total noninterest income (sum of items 5.a through 5.l).........................		4079			27,667	5.m.
6. a. Realized gains (losses) on held-to-maturity securities		3521			0	6.a.
b. Realized gains (losses) on available-for-sale securities		3196			0	6.b.
7. Noninterest expense:					
a. Salaries and employee benefits...	4135			9,996	7.a.
b. Expenses of premises and fixed assets (net of rental income) (excluding salaries and employee benefits and mortgage interest)..........	4217			2,059	7.b.
c. (1) Goodwill impairment losses	C216			0	7.c.(1)
(2) Amortization expense and impairment losses for other intangible assets	C232			0	7.c.(2)
d. Other noninterest expense*	4092			13,638	7.d.
e. Total noninterest expense (sum of items 7.a through 7.d)		4093			25,693	7.e.
8. Income (loss) before income taxes and extraordinary items and other adjustments (item 3 plus or minus items 4, 5.m, 6.a, 6.b, and 7.e)............................		4301			2,588	8.
9. Applicable income taxes (on item 8)		4302			1,110	9.
10. Income (loss) before extraordinary items and other adjustments (item 8 minus item 9)		4300			1,478	10.
11. Extraordinary items and other adjustments, net of income taxes*		4320			0	11.
12. Net income (loss) (sum of items 10 and 11)...................................		4340			1,478	12.

* Describe on Schedule RI-E - Explanations

(1) For banks required to complete Schedule RC-T, items 12 through 19, income from fiduciary activities reported in Schedule RI, item 5.a, must equal the amount reported in Schedule RC-T, item 19.

(2) For banks required to complete Schedule RI, Memorandum item 8, trading revenue reported in Schedule RI, item 5.c, must equal the sum of Memorandum items 8.a through 8.d.

Schedule RI-Continued

Memoranda

	Year-to-date			
Dollar Amounts in Thousands	RIAD	Bil	Mil	Thou

1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after August 7, 1986, that is not deductible for federal income tax purposes .... 4513 | 0 | M.1.
2. Income from the sale and servicing of mutual funds and annuities (included in Schedule RI, item 8)............ 8431 | 0 | M.2.
3. Income on tax-exempt loans and leases to states and political subdivisions in the U.S. (included in Schedule RI, items 1.a and 1.b above) .... 4313 | 0 | M.3.
4. Income on tax-exempt securities issued by states and political subdivisions in the U.S. (included in Schedule RI, item 1.d.(3)) .... 4507 | 0 | M.4.

5. Number of full-time equivalent employees at end of current period (round to nearest whole number) .... **Number** 4150 | 195 | M.5.

6. *Memorandum item 6 is to be completed by:(1)*
   * *banks with $300 million or more in total assets, and*
   * *banks with less than $300 million in total assets that have loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans.*
   Interest and fee income on loans to finance agricultural production and other loans to farmers (included in Schedule RI, item 1.a.(5)) .... 4024 | N/A | M.6.

7. If the reporting bank has restated its balance sheet as a result of applying push down accounting this calendar year, report the date of the bank's acquisition(2)............ 9106

	CC	YY	MM	DD
		0000/00/00			M.7.

8. Trading revenue (from cash instruments and derivative instruments) (sum of Memorandum items 8.a through 8.d must equal Schedule RI, item 5.c) (To be completed by banks that reported average trading assets (Schedule RC-K, item 7) of $2 million or more for any quarter of the preceding calendar year.):

	RIAD	Bil	Mil	Thou
a. Interest rate exposures	8757			N/A	M.8.a.
b. Foreign exchange exposures	8758			N/A	M.8.b.
c. Equity security and index exposures	8759			N/A	M.8.c.
d. Commodity and other exposures	8760			N/A	M.8.d.

9. *To be completed by banks with $100 million or more in total assets:(1)*
Impact on income of derivatives held for purposes other than trading:

	RIAD	Bil	Mil	Thou
a. Net increase (decrease) to interest income	8761			0	M.9.a.
b. Net (increase) decrease to interest expense	8762			0	M.9.b.
c. Other (noninterest) allocations	8763			0	M.9.c.

10. *To be completed by banks with $300 million or more in total assets:(1)*
Credit losses on derivatives (see instructions) .... A251 | N/A | M.10.

11. Does the reporting bank have a Subchapter S election in effect for federal income tax purposes for the current tax year? (enter "Y" for YES or "N" for NO)............

RIAD	(Y / N)
A530	N	M.11.

(1) The asset size tests and the five percent of total loans test are generally based on the total assets and total loans reported on the June 30, 2003, Report of Condition.
(2) For example, a bank acquired on June 1, 2001, would report 20010601.

Schedule RI-A - Changes in Equity Capital

Indicate decreases and losses in parentheses.   Dollar Amounts in Thousands

	RIAD	Bil	Mil	Thou	
1. Total equity capital most recently reported for the December 31, 2003, Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)	3217		109,470		1.
2. Restatements due to corrections of material accounting errors and changes in accounting principles*	B507		0		2.
3. Balance end of previous calendar year as restated (sum of items 1 and 2)	B508		109,470		3.
4. Net income (loss) (must equal Schedule RI, item 12)	4340		1,478		4.
5. Sale, conversion, acquisition, or retirement of capital stock, net (excluding treasury stock transactions)	B509		0		5.
6. Treasury stock transactions, net	B510		0		6.
7. Changes incident to business combinations, net	4356		0		7.
8. LESS: Cash dividends declared on preferred stock	4470		0		8.
9. LESS: Cash dividends declared on common stock	4460		0		9.
10. Other comprehensive income (1)	B511		(35)		10.
11. Other transactions with parent holding company* (not included in items 5, 6, 8, or 9 above)	4415		0		11.
12. Total equity capital end of current period (sum of items 3 through 11) (must equal Schedule RC, item 28)	3210		110,913		12.

* Describe on Schedule RI-E - Explanations.

(1) Includes changes in net unrealized holding gains (losses) on available-for-sale securities, changes in accumulated net gains (losses) on cash flow hedges, and changes in minimum pension liability adjustments.

Schedule RI-B - Charge-offs and Recoveries on Loans and Leases and Changes in Allowance for Loan and Lease Losses

Part I. Charge-offs and Recoveries on Loans and Leases

Part I includes charge-offs and recoveries through the allocated transfer risk reserve.

Dollar Amounts in Thousands

	(Column A) Charge-offs(1)				(Column B) Recoveries				
	Calendar year-to-date								
	RIAD	Bil	Mil	Thou	RIAD	Bil	Mil	Thou	
1. Loans secured by real estate:									
a. Construction, land development, and other land loans	3582			0	3583			0	1.a.
b. Secured by farmland	3584			0	3585			0	1.b.
c. Secured by 1-4 family residential properties:									
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5411			0	5412			0	1.c.(1)
(2) Closed-end loans secured by 1-4 family residential properties									
(a) Secured by first liens	C234			0	C217			0	1.c.(2)(a)
(b) Secured by junior liens	C235			0	C218			0	1.c.(2)(b)
d. Secured by multifamily (5 or more) residential properties	3588			0	3589			0	1.d.
e. Secured by nonfarm nonresidential properties	3590			0	3591			0	1.e.
2. Loans to depository institutions and acceptances of other banks	4481			0	4482			0	2.
3. Not applicable									
4. Commercial and industrial loans	4638			0	4608			0	4.
5. Loans to individuals for household, family, and other personal expenditures:									
a. Credit cards	B514			0	B515			0	5.a.
b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B516			0	B517			0	5.b.
6. Loans to foreign governments and official institutions	4643			0	4627			0	6.
7. All other loans(2)	4644			0	4628			0	7.
8. Lease financing receivables	4266			0	4267			0	8.
9. Total (sum of items 1 through 8)	4635			0	4605			0	9.

(1) Include write-downs arising from transfers of loans to a held-for-sale account.

(2) Includes charge-offs and recoveries on "Loans to finance agricultural production and other loans to farmers," "Obligations (other than securities and leases) of states and political subdivisions in the U.S," and "Other loans."

Schedule RI-B - Continued

Part I. Continued

Memoranda Dollar Amounts in Thousands	(Column A) Charge-offs(1)				(Column B) Recoveries				
	colspan Calendar year-to-date								
	RIAD	Bil	Mil	Thou	RIAD	Bil	Mil	Thou	
1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI-B, part I, items 4 and 7, above	5409			0	5410			0	M.1.
2. *Memorandum items 2.a through 2.d are to be completed by banks with $300 million or more in total assets:(2)*									
a. Loans secured by real estate to non-U.S. addressees (domicile) (included in Schedule RI-B, part I, item 1, above)	4652			N/A	4662			N/A	M.2.a.
b. Loans to and acceptances of foreign banks (included in Schedule RI-B, part I, item 2, above)	4654			N/A	4664			N/A	M.2.b.
c. Commercial and industrial loans to non-U.S. addressees (domicile) (included in Schedule RI-B, part I, item 4, above)	4646			N/A	4618			N/A	M.2.c.
d. Lease financing receivables of non-U.S. addressees (domicile) (included in Schedule RI-B, part I, item 8, above)	4659			N/A	4669			N/A	M.2.d.
3. *Memorandum item 3 is to be completed by:(2)* • *banks with $300 million or more in total assets, and* • *banks with less than $300 million in total assets that have loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans.* Loans to finance agricultural production and other loans to farmers (included in Schedule RI-B, part I, item 7, above..........................	4655			N/A	4665			N/A	M.3.

Memorandum item 4 is to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes

	Calendar year-to-date			
	RIAD	Bil	Mil	Thou
4. Uncollectible retail credit card fees and finance charges reversed against income (i.e., not included in charge-offs against the allowance for loan and lease losses)	C388			N/A	M.4.

(1) Include write-downs arising from transfers of loans to a held-for-sale account.

(2) The $300 million asset size test and the five percent of total loans test are generally based on the total assets and total loans reported on the June 30, 2003, Report of Condition.

Part II. Changes in Allowance for Loan and Lease Losses

Dollar Amounts in Thousands	RIAD	Bil	Mil	Thou	
1. Balance most recently reported for the December 31, 2003, Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)	B522			0	1.
2. Recoveries (must equal part I, item 9, column B above)	4605			0	2.
3. LESS: Charge-offs (must equal part I, item 9, column A, above less Schedule RI-B, Part II, item 4) ..	C079			0	3.
4. LESS: Write-downs arising from transfers of loans to a held-for-sale account	5523			0	4.
5. Provision for loan and lease losses (must equal Schedule RI, item 4).....................................	4230			0	5.
6. Adjustments* (see instructions for this schedule)	C233			0	6.
7. Balance end of current period (sum of items 1, 2, 5, and 6, less items 3 and 4) (must equal Schedule RC, item 4.c)	3123			0	7.

* Describe on Schedule RI-E - Explanations.

8

Part II. Continued

Memoranda Dollar Amounts in Thousands	RIAD	Bil	Mil	Thou	
1. Allocated transfer risk reserve included in Schedule RI-B, part II, item 7, above	C435			0	M.1.
Memorandum items 2 and 3 are to be completed by banks that (1) together with affiliated					
institutions, have outstanding credit card receivables (as defined in the instructions) that					
exceed $500 million as of the report date or (2) are credit card specialty banks as					
defined for Uniform Bank Performance Report purposes					
2. Separate valuation allowance for uncollectible retail credit card fees and finance charges	C389			N/A	M.2.
3. Amount of allownace for loan and lease losses attributable to retail credit card fees and finance charges	C390			N/A	M.3.

Schedule RI-E - Explanations

Schedule RI-E is to be completed each quarter on a calendar year-to-date basis.

Detail all adjustments in Schedule RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI. (See instructions for details.)

		Year-to-date				
Dollar Amounts in Thousands	RIAD	Bil	Mil	Thou	
1. Other noninterest income (from Schedule RI, item 5.l)						
Itemize and describe amounts that exceed 1% of the sum of Schedule RI,						
items 1.h and 5.m:						
a. Income and fees from the printing and sale of checks	C013				0	1.a.
b. Earnings on/increase in value of cash surrender value of life insurance	C014				0	1.b.
c. Income and fees from automated teller machines (ATMs)	C016				0	1.c.
d. Rent and other income from other real estate owned	4042				0	1.d.
e. Safe deposit box rent	C015				0	1.e.
f. TEXT 4461	4461				0	1.f.
g. TEXT 4462	4462				0	1.g.
h. TEXT 4463	4463				0	1.h.
2. Other noninterest expense (from Schedule RI, item 7.d)						
Itemize and describe amounts that exceed 1% of the sum of Schedule RI,						
items 1.h and 5.m:						
a. Data processing expenses	C017				0	2.a.
b. Advertising and marketing expenses	0497				0	2.b.
c. Directors' fees	4136				0	2.c.
d. Printing, stationery, and supplies	C018				0	2.d.
e. Postage	8403				300	2.e.
f. Legal fees and expenses	4141				407	2.f.
g. FDIC deposit insurance assessments	4146				0	2.g.
h. TEXT 4464 Interdepartmental Expenses	4464				5,663	2.h.
i. TEXT 4467 Agency Professional Expenses	4467				4,540	2.i.
j. TEXT 4468 Travel and Club Expenses	4468				416	2.j.

Schedule RI-E - Continued

		Year-to-date			
Dollar Amounts in Thousands		RIAD	Bil	Mil	Thou

3. Extraordinary items and other adjustments and applicable income tax effect (from Schedule RI, item 11) (itemize and describe all extraordinary items and other adjustments):

a. (1) TEXT 4469

		4469			0	3.a.(1)

(2) Applicable income tax effect   4486   0   3.a.(2)

b. (1) TEXT 4487

		4487			0	3.b.(1)

(2) Applicable income tax effect   4488   0   3.b.(2)

c. (1) TEXT 4489

		4489			0	3.c.(1)

(2) Applicable income tax effect   4491   0   3.c.(2)

4. Restatements due to corrections of material accounting errors and changes in accounting principles (from Schedule RI-A, item 2) (itemize and describe all restatements):

a. TEXT B526

		B526			0	4.a

b. TEXT B527

		B527			0	4.b.

5. Other transactions with parent holding company (from Schedule RI-A, item 11) (itemize and describe all such transactions):

a. TEXT 4498

		4498			0	5.a.

b. TEXT 4499

		4499			0	5.b.

6. Adjustments to allowance for loan and lease losses (from Schedule RI-B, part II, item 6) (itemize and describe all adjustments):

a. TEXT 4521

		4521			0	6.a.

b. TEXT 4522

		4522			0	6.b.

7. Other explanations (the space below is provided for the bank to briefly describe, at its option, any other significant items affecting the Report of Income):

Other explanations (Either enter text in the field below or skip and leave blank for "No comment"):

(TEXT 4769)

Consolidated Report of Condition for Insured Commercial
and State-Chartered Savings Banks for June 30, 2004

All schedules are to be reported in thousands of dollars. Unless otherwise indicated,
report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
ASSETS					
1. Cash and balances due from depository institutions (from Schedule RC-A):					
a. Noninterest-bearing balances and currency and coin(1)	0081			1,551	1.a.
b. Interest-bearing balances(2)	0071			29,375	1.b.
2. Securities:					
a. Held-to-maturity securities (from Schedule RC-B, column A)	1754			0	2.a.
b. Available-for-sale securities (from Schedule RC-B, column D)	1773			82,399	2.b.
3. Federal funds sold and securities purchased under agreements to resell:					
a. Federal funds sold	B987			0	3.a.
b. Securities purchased under agreements to resell(3)	B989			0	3.b.
4. Loans and lease financing receivables (from Schedule RC-C):					
a. Loans and leases held for sale	5369			0	4.a.
b. Loans and leases, net of unearned income B528 0					4.b.
c. LESS: Allowance for loan and lease losses 3123 0					4.c.
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)	B529			0	4.d.
5. Trading assets (from Schedule RC-D)	3545			0	5.
6. Premises and fixed assets (including capitalized leases)	2145			3,374	6.
7. Other real estate owned (from Schedule RC-M)	2150			0	7.
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)	2130			0	8.
9. Customers' liability to this bank on acceptances outstanding	2155			0	9.
10. Intangible assets:					
a. Goodwill	3163			0	10.a.
b. Other intangible assets (from Schedule RC-M)	0426			0	10.b.
11. Other assets (from Schedule RC-F)	2160			16,381	11.
12. Total assets (sum of items 1 through 11)	2170			133,080	12.

(1) Includes cash items in process of collection and unposted debits.

(2) Includes time certificates of deposit not held for trading.

(3) Includes all securities resale agreements, regardless of maturity.

Schedule RC - Continued

	Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
LIABILITIES						
13. Deposits:						
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E)		2200			0	13.a.
(1) Noninterest-bearing(1)	6631 / 0					13.a.(1)
(2) Interest-bearing	6636 / 0					13.a.(2)
b. Not applicable						
14. Federal funds purchased and securities sold under agreements to repurchase:						
a. Federal funds purchased(2)		B993			0	14.a.
b. Securities sold under agreements to repurchase(3)		B995			0	14.b.
15. Trading liabilities (from Schedule RC-D)		3548			0	15.
16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)		3190			0	16.
17. Not applicable						
18. Bank's liability on acceptances executed and outstanding		2920			0	18.
19. Subordinated notes and debentures(4)		3200			0	19.
20. Other liabilities (from Schedule RC-G)		2930			22,167	20.
21. Total liabilities (sum of items 13 through 20)		2948			22,167	21.
22. Minority interest in consolidated subsidiaries		3000			0	22.
EQUITY CAPITAL						
23. Perpetual preferred stock and related surplus		3838			0	23.
24. Common stock		3230			50,000	24.
25. Surplus (exclude all surplus related to preferred stock)		3839			50,000	25.
26. a. Retained earnings		3632			10,941	26.a.
b. Accumulated other comprehensive income(5)		B530			(28)	26.b.
27. Other equity capital components(6)		A130			0	27.
28. Total equity capital (sum of items 23 through 27)		3210			110,913	28.
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)		3300			133,080	29.

Memorandum

To be reported with the March Report of Condition.

1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2003

RCON	Number	
6724	N/A	M.1.

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Attestation on bank management's assertion on the effectiveness of the bank's internal control over financial reporting by a certified public accounting firm

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

6 = Review of the bank's financial statements by external auditors

7 = Compilation of the bank's financial statements by external auditors

8 = Other audit procedures (excluding tax preparation work)

9 = No external audit work

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "Other borrowed money."

(3) Includes all securities repurchase agreements, regardless of maturity.

(4) Includes limited-life preferred stock and related surplus.

(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and minimum pension liability adjustments.

(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.

Schedule RC-A - Cash and Balances Due From Depository Institutions

Schedule RC-A is to be completed only by banks with $300 million or more
in total assets. Exclude assets held for trading.

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Cash items in process of collection, unposted debits, and currency and coin:					
a. Cash items in process of collection and unposted debits	0020			N/A	1.a.
b. Currency and coin	0080			N/A	1.b.
2. Balances due from depository institutions in the U.S:					
a. U.S. branches and agencies of foreign banks	0083			N/A	2.a.
b. Other commercial banks in the U.S. and other depository institutions in the U.S.	0085			N/A	2.b.
3. Balances due from banks in foreign countries and foreign central banks:					
a. Foreign branches of other U.S. banks	0073			N/A	3.a.
b. Other banks in foreign countries and foreign central banks	0074			N/A	3.b.
4. Balances due from Federal Reserve Banks	0090			N/A	4.
5. Total (sum of items 1 through 4) (must equal Schedule RC, sum of items 1.a and 1.b)	0010			N/A	5.

Schedule RC-B - Securities

Exclude assets held for trading.

Dollar Amounts in Thousands	Held-to-maturity								Available-for-sale								
	(Column A) Amortized Cost				(Column B) Fair Value				(Column C) Amortized Cost				(Column D) Fair Value				
	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
1. U.S. Treasury securities	0211			0	0213			0	1286		82,442		1287		82,399		1.
2. U.S. Government agency obligations (exclude mortgage-backed securities):																	
a. Issued by U.S. Government agencies(1)	1289			0	1290			0	1291			0	1293			0	2.a.
b. Issued by U.S. Government-sponsored agencies(2)	1294			0	1295			0	1297			0	1298			0	2.b.
3. Securities issued by states and political subdivisions in the U.S.	8496			0	8497			0	8498			0	8499			0	3.

(1) Includes Small Business Administration "Guaranteed Loan Pool Certificates," U.S. Maritime Administration obligations,
and Export-Import Bank participation certificates.

(2) Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System,
the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution
Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Schedule RC-B - Continued

Dollar Amounts in Thousands	Held-to-maturity								Available-for-sale								
	(Column A) Amortized Cost				(Column B) Fair Value				(Column C) Amortized Cost				(Column D) Fair Value				
	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
4. Mortgage-backed securities (MBS): a. Pass-through securities:																	
(1) Guaranteed by GNMA	1698			0	1699			0	1701			0	1702			0	4.a.(1)
(2) Issued by FNMA and FHLMC	1703			0	1705			0	1706			0	1707			0	4.a.(2)
(3) Other pass-through securities	1709			0	1710			0	1711			0	1713			0	4.a.(3)
b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):																	
(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1714			0	1715			0	1716			0	1717			0	4.b.(1)
(2) Collateralized by MBS issued or guaranteed by FNMA, FHLMC, or GNMA	1718			0	1719			0	1731			0	1732			0	4.b.(2)
(3) All other mortgage-backed securities	1733			0	1734			0	1735			0	1736			0	4.b.(3)
5. Asset-backed securities (ABS):																	
a. Credit card receivables	B838			0	B839			0	B840			0	B841			0	5.a.
b. Home equity lines	B842			0	B843			0	B844			0	B845			0	5.b.
c. Automobile loans	B846			0	B847			0	B848			0	B849			0	5.c.
d. Other consumer loans	B850			0	B851			0	B852			0	B853			0	5.d.
e. Commercial and industrial loans	B854			0	B855			0	B856			0	B857			0	5.e.
f. Other	B858			0	B859			0	B860			0	B861			0	5.f.
6. Other debt securities:																	
a. Other domestic debt securities	1737			0	1738			0	1739			0	1741			0	6.a.
b. Foreign debt securities	1742			0	1743			0	1744			0	1746			0	6.b.
7. Investments in mutual funds and other equity securities with readily determinable fair values(1)									A510			0	A511			0	7.
8. Total (sum of items 1 through 7) (total of column A must equal Schedule RC, item 2.a) (total of column D must equal Schedule RC, item 2.b)	1754			0	1771			0	1772		82,442		1773		82,399		8.

(1) Report Federal Reserve stock, Federal Home Loan Bank stock, and bankers' bank stock in Schedule RC-F, item 4.

Schedule RC-B - Continued

Memoranda

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Pledged securities(1)..	0416			600	M.1.
2. Maturity and repricing data for debt securities(1),(2) (excluding those in nonaccrual status):					
a. Securities issued by the U.S. Treasury, U.S. Government agencies, and states and political subdivisions in the U.S.; other non-mortgage debt securities; and mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of:(3),(4)					
(1) Three months or less......................................	A549			54,942	M.2.a.(1)
(2) Over three months through 12 months...................................	A550			27,457	M.2.a.(2)
(3) Over one year through three years	A551			0	M.2.a.(3)
(4) Over three years through five years	A552			0	M.2.a.(4)
(5) Over five years through 15 years	A553			0	M.2.a.(5)
(6) Over 15 years	A554			0	M.2.a.(6)
b. Mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of:(3),(5)					
(1) Three months or less....................................	A555			0	M.2.b.(1)
(2) Over three months through 12 months...................................	A556			0	M.2.b.(2)
(3) Over one year through three years	A557			0	M.2.b.(3)
(4) Over three years through five years	A558			0	M.2.b.(4)
(5) Over five years through 15 years	A559			0	M.2.b.(5)
(6) Over 15 years	A560			0	M.2.b.(6)
c. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS; exclude mortgage pass-through securities) with an expected average life of:(6)					
(1) Three years or less..	A561			0	M.2.c.(1)
(2) Over three years...	A562			0	M.2.c.(2)
d. Debt securities with a REMAINING MATURITY of one year or less (included in Memorandum items 2.a through 2.c above)..	A248			82,399	M.2.d.
3. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date of sale or transfer)......	1778			0	M.3.
4. Structured notes (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, items 2, 3, 5, and 6):					
a. Amortized cost	8782			0	M.4.a.
b. Fair value...	8783			0	M.4.b.

(1) Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.

(2) Exclude investments in mutual funds and other equity securities with readily determinable fair values.

(3) Report fixed rate debt securities by remaining maturity and floating rate debt securities by next repricing date.

(4) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus any nonaccrual debt securities in the categories of debt securities reported in Memorandum item 2.a that are included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, sum of items 1, 2, 3, 5, and 6, columns A and D, plus mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.

(5) Sum of Memorandum items 2.b.(1) through 2.b.(6) plus any nonaccrual mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.a, sum of columns A and D, less the amount of mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.

(6) Sum of Memorandum items 2.c.(1) and 2.c.(2) plus any nonaccrual "Other mortgage-backed securities" included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.b, sum of columns A and D.

Schedule RC-C - Loans and Lease Financing Receivables

Part I. Loans and Leases

Do not deduct the allowance for loan and lease losses or the allocated transfer risk reserve from amounts reported in this schedule. Report (1) loans and leases held for sale at the lower of cost or market value and (2) loans and leases held for investment, net of unearned income. Exclude assets held for trading and commercial paper.

Dollar Amounts in Thousands	(Column A) To Be Completed by Banks with $300 Million or More in Total Assets(1)				(Column B) To Be Completed by All Banks				
	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
1. Loans secured by real estate:									
a. Construction, land development, and other land loans					1415			0	1.a.
b. Secured by farmland (including farm residential and other improvements)					1420			0	1.b.
c. Secured by 1-4 family residential properties:									
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit					1797			0	1.c.(1)
(2) Closed-end loans secured by 1-4 family residential properties:									
(a) Secured by first liens					5367			0	1.c.(2)(a)
(b) Secured by junior liens					5368			0	1.c.(2)(b)
d. Secured by multifamily (5 or more) residential properties					1460			0	1.d.
e. Secured by nonfarm nonresidential properties					1480			0	1.e.
2. Loans to depository institutions and acceptances of other banks					1288			0	2.
a. To commercial banks in the U.S.:									
(1) To U.S. branches and agencies of foreign banks	B532			N/A					2.a.(1)
(2) To other commercial banks in the U.S.	B533			N/A					2.a.(2)
b. To other depository institutions in the U.S.	B534			N/A					2.b.
c. To banks in foreign countries:									
(1) To foreign branches of other U.S. banks	B536			N/A					2.c.(1)
(2) To other banks in foreign countries	B537			N/A					2.c.(2)
3. Loans to finance agricultural production and other loans to farmers					1590			0	3.
4. Commercial and industrial loans					1766			0	4.
a. To U.S. addressees (domicile)	1763			N/A					4.a.
b. To non-U.S. addressees (domicile)	1764			N/A					4.b.
5. Not applicable									
6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):									
a. Credit cards					B538			0	6.a.
b. Other revolving credit plans					B539			0	6.b.
c. Other consumer loans (includes single payment, installment, and all student loans)					2011			0	6.c.
7. Loans to foreign governments and official institutions (including foreign central banks)					2081			0	7.
8. Obligations (other than securities and leases) of states and political subdivisions in the U.S.					2107			0	8.
9. Other loans					1563			0	9.
a. Loans for purchasing or carrying securities (secured and unsecured)	1545			N/A					9.a.
b. All other loans (exclude consumer loans)	1564			N/A					9.b.
10. Lease financing receivables (net of unearned income)					2165			0	10.
a. Of U.S. addressees (domicile)	2182			N/A					10.a.
b. Of non-U.S. addressees (domicile)	2183			N/A					10.b.
11. LESS: Any unearned income on loans reflected in items 1-9 above					2123			0	11.
12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (must equal Schedule RC, sum of items 4.a and 4.b)					2122			0	12.

(1) The $300 million asset size test is generally based on the total assets reported on the June 30, 2003, Report of Condition.

Schedule RC-C - Continued

Part I. Continued

Memoranda

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Loans and leases restructured and in compliance with modified terms (included in Schedule RC-C, part I, and not reported as past due or nonaccrual in Schedule RC-N, Memorandum item 1) (exclude loans secured by 1-4 family residential properties and loans to individuals for household, family, and other personal expenditures)	1616			0	M.1.
2. Maturity and repricing data for loans and leases (excluding those in nonaccrual status):					
a. Closed-end loans secured by first liens on 1-4 family residential properties (reported in Schedule RC-C, part I, item 1.c.(2)(a), column B, above) with a remaining maturity or next repricing date of:(1),(2)					
(1) Three months or less................	A564			0	M.2.a.(1)
(2) Over three months through 12 months................	A565			0	M.2.a.(2)
(3) Over one year through three years	A566			0	M.2.a.(3)
(4) Over three years through five years	A567			0	M.2.a.(4)
(5) Over five years through 15 years	A568			0	M.2.a.(5)
(6) Over 15 years	A569			0	M.2.a.(6)
b. All loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column B, above) EXCLUDING closed-end loans secured by first liens on 1-4 family residential properties (reported in Schedule RC-C, part I, item 1.c.(2)(a), column B, above) with a remaining maturity or next repricing date of:(1),(3)					
(1) Three months or less................	A570			0	M.2.b.(1)
(2) Over three months through 12 months................	A571			0	M.2.b.(2)
(3) Over one year through three years	A572			0	M.2.b.(3)
(4) Over three years through five years	A573			0	M.2.b.(4)
(5) Over five years through 15 years	A574			0	M.2.b.(5)
(6) Over 15 years	A575			0	M.2.b.(6)
c. Loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column B, above) with a REMAINING MATURITY of one year or less (excluding those in nonaccrual status)	A247			0	M.2.c.
3. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC-C, part I, items 4 and 9, column B(4)	2746			0	M.3.
4. Adjustable rate closed-end loans secured by first liens on 1-4 family residential properties (included in Schedule RC-C, part I, item 1.c.(2)(a), column B)................	5370			0	M.4.
5. *To be completed by banks with $300 million or more in total assets:(5)* Loans secured by real estate to non-U.S. addressees (domicile) (included in Schedule RC-C, part I, items 1.a through 1.e, column B)................	B837			N/A	M.5.
Memorandum item 6 is to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes					
6. Outstanding credit card fees and finance charges included in Schedule RC-C, part I, item 6.a..........	C391			N/A	M.6.

(1) Report fixed rate loans and leases by remaining maturity and floating rate loans by next repricing date.

(2) Sum of Memorandum items 2.a.(1) through 2.a.(6) plus total nonaccrual closed-end loans secured by first liens on 1-4 family residential properties included in Schedule RC-N, item 1.c.(2)(a), column C, must equal total closed-end loans secured by first liens on 1-4 family residential properties from Schedule RC-C, part I, item 1.c.(2)(a), column B.

(3) Sum of Memorandum items 2.b.(1) through 2.b.(6), plus total nonaccrual loans and leases from Schedule RC-N, sum of items 1 through 8, column C, minus nonaccrual closed-end loans secured by first liens on 1-4 family residential properties included in Schedule RC-N, item 1.c.(2)(a), column C, must equal total loans and leases from Schedule RC-C, part I, sum of items 1 through 10, column B, minus total closed-end loans secured by first liens on 1-4 family residential properties from Schedule RC-C, part I, item 1.c.(2)(a), column B.

(4) Exclude loans secured by real estate that are included in Schedule RC-C, part I, items 1.a through 1.e, column B.

(5) The $300 million asset size test is generally based on the total assets reported on the June 30, 2003, Report of Condition.

Schedule RC-C - Continued

Part II. Loans to Small Businesses and Small Farms

Schedule RC-C, Part II is to be reported only with the June Report of Condition.

Report the number and amount currently outstanding as of June 30 of business loans with "original amounts" of $1,000,000 or less and farm loans with "original amounts" of $500,000 or less. The following guidelines should be used to determine the "original amount" of a loan: (1) For loans drawn down under lines of credit or loan commitments, the "original amount" of the loan is the size of the line of credit or loan commitment when the line of credit or loan commitment was most recently approved, extended, or renewed prior to the report date. However, if the amount currently outstanding as of the report date exceeds this size, the "original amount" is the amount currently outstanding on the report date. (2) For loan participations and syndications, the "original amount" of the loan participation or syndication is the entire amount of the credit originated by the lead lender. (3) For all other loans, the "original amount" is the total amount of the loan at origination or the amount currently outstanding as of the report date, whichever is larger.

Loans to Small Businesses

1. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your bank's "Loans secured by nonfarm nonresidential properties" reported in Schedule RC-C, part I, item 1.e, and all or substantially all of the dollar volume of your bank's "Commercial and industrial loans" reported in Schedule RC-C, part I, item 4(1), have original amounts of $100,000 or less (If your bank has no loans outstanding in both of these two loan categories, place an "N" in the box to the right for NO, otherwise mark it "Y" for YES) ....

	RCON	(Y / N)	
	6999	N	1.

If YES, complete items 2.a and 2.b below, skip items 3 and 4, and go to item 5.
If NO and your bank has loans outstanding in either loan category, skip items 2.a and 2.b, complete items 3 and 4 below, and go to item 5.
If NO and your bank has no loans outstanding in both loan categories, skip items 2 through 4, and go to item 5.

2. Report the total number of loans currently outstanding for each of the following Schedule RC-C, part I, loan categories:

	Number of Loans		
a. "Loans secured by nonfarm nonresidential properties" reported in Schedule RC-C, part I, item 1.e, (Note: Item 1.e divided by the number of loans should NOT exceed $100,000.)	5562	N/A	2.a.
b. "Commercial and industrial loans" reported in Schedule RC-C, part I, item 4(1). (Note: Item 4(1), divided by the number of loans should NOT exceed $100,000.)	5563	N/A	2.b.

Dollar Amounts in Thousands	(Column A) Number of Loans		(Column B) Amount Currently Outstanding				
	RCON		RCON	Bil	Mil	Thou	
3. Number and amount currently outstanding of "Loans secured by nonfarm nonresidential properties" reported in Schedule RC-C, part 1, item 1.e (sum of items 3.a through 3.c must be less than or equal to Schedule RC-C, part 1, item 1.e):							
a. With original amounts of $100,000 or less	5564	0	5565			0	3.a.
b. With original amounts of more than $100,000 through $250,000	5566	0	5567			0	3.b.
c. With original amounts of more than $250,000 through $1,000,000	5568	0	5569			0	3.c.
4. Number and amount currently outstanding of "Commercial and industrial loans" reported in Schedule RC-C, part1, item 4(1) (sum of items 4.a through 4.c must be less than or equal to Schedule RC-C, part I, item 4(1)):							
a. With original amounts of $100,000 or less	5570	0	5571			0	4.a.
b. With original amounts of more than $100,000 through $250,000	5572	0	5573			0	4.b.
c. With original amounts of more than $250,000 through $1,000,000	5574	0	5575			0	4.c.

(1) Banks with $300 million or more in total assets should provide the requested information for "Commercial and industrial loans" based on the loans reported in Schedule RC-C, part I, item 4.a, column A, "Commercial and industrial loans to U.S. addressees.

Schedule RC-C - Continued

Part II. Continued

Agricultural Loans to Small Farms

5. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your bank's "Loans secured by farmland (including farm residential and other improvements)" reported in Schedule RC-C, part I, item 1.b, and all or substantially all of the dollar volume of your bank's "Loans to finance agricultural production and other loans to farmers" reported in Schedule RC-C, part I, item 3, have original amounts of $100,000 or less (If your bank has no loans outstanding in both of these two loan categories, place an "N" in the box to the right for NO, otherwise mark it "Y" for YES) ....

RCON	(Y / N)	
6860	N	5.

If YES, complete items 6.a and 6.b below, and do not complete items 7 and 8.
If NO and your bank has loans outstanding in either loan category, skip items 6.a and 6.b and complete items 7 and 8 below.
If NO and your bank has no loans outstanding in both loan categories, do not complete items 6 through 8.

6. Report the total number of loans currently outstanding for each of the following Schedule RC-C, part I, loan categories:

	Number of Loans	
a. "Loans secured by farmland (including farm residential and other improvements)" reported in Schedule RC-C, part I, item 1.b, (Note: Item 1.b, divided by the number of loans should NOT exceed $100,000.)	RCON 5576	N/A 6.a.
b. "Loans to finance agricultural production and other loans to farmers" reported in Schedule RC-C, part I, item 3 (Note: Item 3 divided by the number of loans should NOT exceed $100,000.)	5577	N/A 6.b.

Dollar Amounts in Thousands	(Column A) Number of Loans		(Column B) Amount Currently Outstanding				
7. Number and amount currently outstanding of "Loans secured by farmland (including farm residential and other improvements)" reported in Schedule RC-C, part I, item 1.b (sum of items 7.a through 7.c must be less than or equal to Schedule RC-C, part I, item 1.b):	RCON		RCON	Bil	Mil	Thou	
a. With original amounts of $100,000 or less...............................	5578	0	5579			0	7.a.
b. With original amounts of more than $100,000 through $250,000	5580	0	5581			0	7.b.
c. With original amounts of more than $250,000 through $500,000	5582	0	5583			0	7.c.
8. Number and amount currently outstanding of "Loans to finance agricultural production and other loans to farmers" reported in Schedule RC-C, part I, item 3 (sum of items 8.a through 8.c must be less than or equal to Schedule RC-C, part I, item 3):							
a. With original amounts of $100,000 or less...............................	5584	0	5585			0	8.a.
b. With original amounts of more than $100,000 through $250,000	5586	0	5587			0	8.b.
c. With original amounts of more than $250,000 through $500,000	5588	0	5589			0	8.c.

Schedule RC-D - Trading Assets and Liabilities

Schedule RC-D is to be completed by banks that reported average trading assets (Schedule RC-K, item 7) of $2 million or more for any quarter of the preceding calendar year.

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
ASSETS					
1. U.S. Treasury securities	3531			N/A	1.
2. U.S. Government agency obligations (exclude mortgage-backed securities)	3532			N/A	2.
3. Securities issued by states and political subdivisions in the U.S.	3533			N/A	3.
4. Mortgage-backed securities (MBS):					
a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA	3534			N/A	4.a.
b. Other mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA (include CMOs, REMICs, and stripped MBS)	3535			N/A	4.b.
c. All other mortgage-backed securities	3536			N/A	4.c.
5. Other debt securities	3537			N/A	5.
6. - 8. Not applicable					
9. Other trading assets	3541			N/A	9.
10. Not applicable					
11. Revaluation gains on derivative contracts	3543			N/A	11.
12. Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5)	3545			N/A	12.

	RCON	Bil	Mil	Thou	
LIABILITIES					
13. Liability for short positions	3546			N/A	13.
14. Revaluation losses on derivative contracts	3547			N/A	14.
15. Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15)	3548			N/A	15.

Schedule RC-E - Deposit Liabilities

Dollar Amounts in Thousands	Transaction Accounts (Column A) Total transaction accounts (including total demand deposits)				(Column B) Memo: Total demand deposits (included in column A)				Nontransaction Accounts (Column C) Total nontransaction accounts (including MMDAs)			
	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou
Deposits of:												
1. Individuals, partnerships, and corporations (include all certified and official checks)	B549			0					B550			0
2. U.S. Government	2202			0					2520			0
3. States and political subdivisions in the U.S.	2203			0					2530			0
4. Commercial banks and other depository institutions in the U.S.	B551			0					B552			0
5. Banks in foreign countries	2213			0					2236			0
6. Foreign governments and official institutions (including foreign central banks)	2216			0					2377			0
7. Total (sum of items 1 through 6) (sum of columns A and C must equal Schedule RC, item 13.a)	2215			0	2210			0	2385			0

Memoranda

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Selected components of total deposits (i.e., sum of item 7, columns A and C):					
a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts	6835			0	M.1.a.
b. Total brokered deposits	2365			0	M.1.b.
c. Fully insured brokered deposits (included in Memorandum item 1.b above):					
(1) Issued in denominations of less than $100,000	2343			0	M.1.c.(1)
(2) Issued EITHER in denominations of $100,000 OR in denominations greater than $100,000 and participated out by the broker in shares of $100,000 or less	2344			0	M.1.c.(2)
d. Maturity data for brokered deposits:					
(1) Brokered deposits issued in denominations of less than $100,000 with a remaining maturity of one year or less (included in Memorandum item 1.c.(1) above)	A243			0	M.1.d.(1)
(2) Brokered deposits issued in denominations of $100,000 or more with a remaining maturity of one year or less (included in Memorandum item 1.b above)	A244			0	M.1.d.(2)
e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S. reported in item 3 above which are secured or collateralized as required under state law) (to be completed for the December report only)	5590			N/A	M.1.e.
2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.c must equal item 7, column C above):					
a. Savings deposits:					
(1) Money market deposit accounts (MMDAs)	6810			0	M.2.a.(1)
(2) Other savings deposits (excludes MMDAs)	0352			0	M.2.a.(2)
b. Total time deposits of less than $100,000	6648			0	M.2.b.
c. Total time deposits of $100,000 or more	2604			0	M.2.c.

Schedule RC-E - Continued

Memoranda (continued)

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
3. Maturity and repricing data for time deposits of less than $100,000:					
a. Time deposits of less than $100,000 with a remaining maturity of next repricing date of:(1),(2)					
(1) Three months or less	A579			0	M.3.a.(1)
(2) Over three months through 12 months	A580			0	M.3.a.(2)
(3) Over one year through three years	A581			0	M.3.a.(3)
(4) Over three years	A582			0	M.3.a.(4)
b. Time deposits of less than $100,000 with a REMAINING MATURITY of one year					
or less (included in Memorandum items 3.a.(1) and 3.a.(2) above)(3)	A241			0	M.3.b.
4. Maturity and repricing data for time deposits of $100,000 or more:					
a. Time deposits of $100,000 or more with a remaining maturity or next repricing date of:(1),(4)					
(1) Three months or less	A584			0	M.4.a.(1)
(2) Over three months through 12 months	A585			0	M.4.a.(2)
(3) Over one year through three years	A586			0	M.4.a.(3)
(4) Over three years	A587			0	M.4.a.(4)
b. Time deposits of $100,000 or more with a REMAINING MATURITY of one year or less					
(included in Memorandum items 4.a.(1) and 4.a.(2) above)(3)	A242			0	M.4.b.

(1) Report fixed rate time deposits by remaining maturity and floating rate time deposits by next repricing date.

(2) Sum of Memorandum items 3.a.(1) through 3.a.(4) must equal Schedule RC-E, Memorandum item 2.b.

(3) Report both fixed and floating rate time deposits by remaining maturity. Exclude floating rate time deposits with a next repricing date
    of one year or less that have a remaining maturity of over one year.

(4) Sum of Memorandum items 4.a.(1) through 4.a.(4) must equal Schedule RC-E, Memorandum item 2.c.

Schedule RC-F - Other Assets

	Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Accrued interest receivable(1)		B556			6	1.
2. Net deferred tax assets(2)		2148			3,135	2.
3. Interest-only strips receivable (not in form of a security)(3) on:						
a. Mortgage loans		A519			0	3.a.
b. Other financial assets		A520			0	3.b.
4. Equity securities that DO NOT have readily determinable fair values(4)		1752			3,000	4.
5. All other assets (itemize and describe amounts greater than $25,000 that exceed 25% of this item)		2168			10,240	5.

a. Prepaid expenses	2166	0		5.a.
b. Cash surrender value of life insurance	C009	0		5.b.
c. Repossessed personal property (including vehicles)	1578	0		5.c.
d. Derivatives with a positive fair value held for purposes other than trading	C010	0		5.d.
e. Retained interests in accrued interest receivable related to securitized credit cards	C436	0		5.e.
f. TEXT 3549 Accounts Receivable	3549	10,240		5.f.
g. TEXT 3550	3550	0		5.g.
h. TEXT 3551	3551	0		5.h.

		RCON	Bil	Mil	Thou	
6. Total (sum of items 1 through 5) (must equal Schedule RC, item 11)		2160			16,381	6.

Schedule RC-G - Other Liabilities

	Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. a. Interest accrued and unpaid on deposits(5)		3645			0	1.a.
b. Other expenses accrued and unpaid (includes accrued income taxes payable)		3646			11,062	1.b.
2. Net deferred tax liabilities(2)		3049			0	2.
3. Allowance for credit losses on off-balance sheet credit exposures		B557			0	3.
4. All other liabilities (itemize and describe amounts greater than $25,000 that exceed 25% of this item)		2938			11,105	4.

a. Accounts payable	3066	0		4.a.
b. Deferred compensation liabilities	C011	0		4.b.
c. Dividends declared but not yet payable	2932	0		4.c.
d. Derivatives with a negative fair value held for purposes other than trading	C012	0		4.d.
e. TEXT 3552 Intercompany Accounts Payable	3552	10,968		4.e.
f. TEXT 3553	3553	0		4.f.
g. TEXT 3554	3554	0		4.g.

		RCON	Bil	Mil	Thou	
5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20)		2930			22,167	5.

(1) Includes accrued interest receivable on loans, leases, debt securities, and other interest-bearing assets.

(2) See discussion of deferred income taxes in Glossary entry on "income taxes."

(3) Report interest-only strips receivable in the form of a security as available-for-sale securities in Schedule RC, item 2.b, or as trading assets in Schedule RC, item 5, as appropriate.

(4) Includes Federal Reserve stock, Federal Home Loan Bank stock, and bankers' bank stock.

(5) For savings banks, include "dividends" accrued and unpaid on deposits.

Schedule RC-K - Quarterly Averages(1)

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
ASSETS					
1. Interest-bearing balances due from depository institutions	3381			25,092	1.
2. U.S. Treasury securities and U.S. Government agency obligations(2) (excluding mortgage- backed securities)	B558			82,373	2.
3. Mortgage-backed securities(2)	B559			0	3.
4. All other securities(2),(3) (includes securities issued by states and political subdivisions in the U.S.)	B560			0	4.
5. Federal funds sold and securities purchased under agreements to resell	3365			0	5.
6. Items 6.a. through 6.d.(2) are to be completed by all banks. Loans:					
(a) Total loans	3360			0	6.a.
(b) Loans secured by real estate	3385			0	6.b.
(c) Commercial and industrial loans	3387			0	6.c.
(d) Loans to individuals for household, family, and other personal expenditures:					
(1) Credit cards	B561			0	6.d.(1)
(2) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B562			0	6.d.(2)
7. To be completed by banks with $100 million or more in total assets(4): Trading assets	3401			0	7.
8. Lease financing receivables (net of unearned income)	3484			0	8.
9. Total assets(5)	3368			126,521	9.
LIABILITIES					
10. Interest-bearing transaction accounts (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts) (exclude demand deposits)	3485			0	10.
11. Nontransaction accounts:					
a. Savings deposits (includes MMDAs)	B563			0	11.a.
b. Time deposits of $100,000 or more	A514			0	11.b.
c. Time deposits of less than $100,000	A529			0	11.c.
12. Federal funds purchased and securities sold under agreements to repurchase	3353			0	12.
13. To be completed by banks with $100 million or more in total assets:(4) Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	3355			0	13.

Memorandum

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Memorandum item 1 is to be completed by:(4) • banks with $300 million or more in total assets, and • banks with less than $300 million in total assets that have loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans. Loans to finance agricultural production and other loans to farmers	3386			N/A	M.1.

(1) For all items, banks have the option of reporting either (1) an average of DAILY figures for the quarter, or (2) an average of WEEKLY figures (i.e., the Wednesday of each week of the quarter).

(2) Quarterly averages for all debt securities should be based on amortized cost.

(3) Quarterly averages for all equity securities should be based on historical cost.

(4) The asset size tests and the five percent of total loans test are generally based on the total assets and total loans reported on the June 30, 2003, Report of Condition.

(5) The quarterly average for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

Schedule RC-L - Derivatives and Off-Balance Sheet Items

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measures of risk.

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Unused commitments:					
a. Revolving, open-end lines secured by 1-4 family residential properties, e.g., home equity lines	3814			0	1.a.
b. Credit card lines	3815			0	1.b.
c. (1) Commitments to fund commercial real estate, construction, and land development loans secured by real estate	3816			0	1.c.(1)
(2) Commitments to fund commercial real estate, construction, and land development loans NOT secured by real estate	6550			0	1.c.(2)
d. Securities underwriting	3817			0	1.d.
e. Other unused commitments	3818			0	1.e.
2. Financial standby letters of credit	3819			0	2.
a. Amount of financial standby letters of credit conveyed to others 3820 0					2.a.
3. Performance standby letters of credit	3821			0	3.
a. Amount of performance standby letters of credit conveyed to others 3822 0					3.a.
4. Commercial and similar letters of credit	3411			0	4.
5. To be completed by banks with $100 million or more in total assets:(1) Participations in acceptances (as described in the instructions) conveyed to others by the reporting bank	3428			0	5.
6. Securities lent (including customers' securities lent where the customer is indemnified against loss by the reporting bank)	3433			0	6.
7. Credit derivatives:					
a. Notional amount of credit derivatives on which the reporting bank is the guarantor	A534			0	7.a.
(1) Gross positive fair value	C219			0	7.a.(1)
(2) Gross negative fair value	C220			0	7.a.(2)
b. Notional amount of credit derivatives on which the reporting bank is the beneficiary	A535			0	7.b.
(1) Gross positive fair value	C221			0	7.b.(1)
(2) Gross negative fair value	C222			0	7.b.(2)
8. Spot foreign exchange contracts	8765			0	8.
9. All other off-balance sheet liabilities (exclude derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, "Total equity capital")	3430			0	9.
a. Securities borrowed 3432 0					9.a.
b. Commitments to purchase when-issued securities 3434 0					9.b.
c. TEXT 3555 3555 0					9.c.
d. TEXT 3556 3556 0					9.d.
e. TEXT 3557 3557 0					9.e.
10. All other off-balance sheet assets (exclude derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, "Total equity capital")	5591			0	10.
a. Commitments to sell when-issued securities 3435 0					10.a.
b. TEXT 5592 5592 0					10.b.
c. TEXT 5593 5593 0					10.c.
d. TEXT 5594 5594 0					10.d.
e. TEXT 5595 5595 0					10.e.

(1) The $100 million asset size test is generally based on total assets reported in the June 30, 2003, Report of Condition.

Schedule RC-L - Continued

	RCON	Tril	Bil	Mil	Thou	
11. Year-to-date merchant credit card sales volume:						
a. Sales for which the reporting bank is the acquiring bank	C223				0	11.a.
b. Sales for which the reporting bank is the agent bank with risk	C224				0	11.b.

Dollar Amounts in Thousands	(Column A) Interest Rate Contracts				(Column B) Foreign Exchange Contracts				(Column C) Equity Derivative Contracts				(Column D) Commodity and Other Contracts				
Derivatives Position Indicators	Tril	Bil	Mil	Thou	Tril	Bil	Mil	Thou	Tril	Bil	Mil	Thou	Tril	Bil	Mil	Thou	
12. Gross amounts (e.g., notional amounts) (for each column, sum of items 12.a. through 12.e must equal sum of items 13 and 14):																	
a. Futures contracts	RCON 8693			0	RCON 8694			0	RCON 8695			0	RCON 8696			0	12.a.
b. Forward contracts	RCON 8697			0	RCON 8698			0	RCON 8699			0	RCON 8700			0	12.b.
c. Exchange-traded option contracts:																	
(1) Written options	RCON 8701			0	RCON 8702			0	RCON 8703			0	RCON 8704			0	12.c.(1)
(2) Purchased options	RCON 8705			0	RCON 8706			0	RCON 8707			0	RCON 8708			0	12.c.(2)
d. Over-the-counter option contracts:																	
(1) Written options	RCON 8709			0	RCON 8710			0	RCON 8711			0	RCON 8712			0	12.d.(1)
(2) Purchased options	RCON 8713			0	RCON 8714			0	RCON 8715			0	RCON 8716			0	12.d.(2)
e. Swaps	RCON 3450			0	RCON 3826			0	RCON 8719			0	RCON 8720			0	12.e.
13. Total gross notional amount of derivative contracts held for trading	RCON A126			0	RCON A127			0	RCON 8723			0	RCON 8724			0	13.
14. Total gross notional amount of derivative contract held for purposes other than trading	RCON 8725			0	RCON 8726			0	RCON 8727			0	RCON 8728			0	14.
a. Interest rate swaps where the bank has agreed to pay a fixed rate	RCON A589			0													14.a.
15. *To be completed by all banks:* Gross fair values:																	
a. Contracts held for trading:																	
(1) Gross positive fair value	RCON 8733			0	RCON 8734			0	RCON 8735			0	RCON 8736			0	15.a.(1)
(2) Gross negative fair value	RCON 8737			0	RCON 8738			0	RCON 8739			0	RCON 8740			0	15.a.(2)
b. Contracts held for purposes other than trading:																	
(1) Gross positive fair value	RCON 8741			0	RCON 8742			0	RCON 8743			0	RCON 8744			0	15.b.(1)
(2) Gross negative fair value	RCON 8745			0	RCON 8746			0	RCON 8747			0	RCON 8748			0	15.b.(2)

Schedule RC-M - Memoranda

	Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:						
a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests		6164			0	1.a.
b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations	Number 6165 0					1.b.
2. Intangible assets other than goodwill:						
a. Mortgage servicing assets		3164			0	2.a.
(1) Estimated fair value of mortgage servicing assets	A590 0					2.a.(1)
b. Purchased credit card relationships and nonmortgage servicing assets		B026			0	2.b.
c. All other identifiable intangible assets		5507			0	2.c.
d. Total (sum of items 2.a, 2.b, and 2.c) (must equal Schedule RC, item 10.b)		0426			0	2.d.
3. Other real estate owned:						
a. Direct and indirect investments in real estate ventures		5372			0	3.a.
b. All other real estate owned:						
(1) Construction, land development, and other land		5508			0	3.b.(1)
(2) Farmland		5509			0	3.b.(2)
(3) 1-4 family residential properties		5510			0	3.b.(3)
(4) Multifamily (5 or more) residential properties		5511			0	3.b.(4)
(5) Nonfarm nonresidential properties		5512			0	3.b.(5)
c. Total (sum of items 3.a and 3.b) (must equal Schedule RC, item 7)		2150			0	3.c.
4. Investments in unconsolidated subsidiaries and associated companies:						
a. Direct and indirect investments in real estate ventures		5374			0	4.a.
b. All other investments in unconsolidated subsidiaries and associated companies		5375			0	4.b.
c. Total (sum of items 4.a and 4.b) (must equal Schedule RC, item 8)		2130			0	4.c.
5. Other borrowed money:						
a. Federal Home Loan Bank advances:						
(1) With a remaining maturity of one year or less(1)		2651			0	5.a.(1)
(2) With a remaining maturity of more than one year through three years		B565			0	5.a.(2)
(3) With a remaining maturity of more than three years		B566			0	5.a.(3)
b. Other borrowings:						
(1) With a remaining maturity of one year or less		B571			0	5.b.(1)
(2) With a remaining maturity of more than one year through three years		B567			0	5.b.(2)
(3) With a remaining maturity of more than three years		B568			0	5.b.(3)
c. Total (sum of items 5.a.(1) through 5.b.(3) must equal Schedule RC, item 16)		3190			0	5.c.

	RCON	(Y / N)	
6. Does the reporting bank sell private label or third party mutual funds and annuities? Enter "Y" for YES or "N" for NO	B569	N	6.

	RCON	Bil	Mil	Thou	
7. Assets under the reporting bank's management in proprietary mutual funds and annuities	B570			0	7.

8. Primary Internet Web site address of the bank (home page), if any (Example: www.examplebank.com) (TEXT 4087) http:// www.deutsche-bank.com _____ 8.

	RCON	(Y / N)	
9. Do any of the bank's Internet Web sites have transactional capability, i.e., allow the bank's customers to execute transactions on their accounts through the Web site?	4088	N	9.

(1) Includes overnight Federal Home Loan Bank advances.

Schedule RC-N - Past Due and Nonaccrual Loans, Leases, and Other Assets

Dollar Amounts in Thousands	(Column A) Past Due 30 through 89 days and still accruing				(Column B) Past due 90 days or more and still accruing				(Column C) Nonaccrual				
	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
1. Loans secured by real estate:													
a. Construction, land development, and other land loans	2759			0	2769			0	3492			0	1.a.
b. Secured by farmland	3493			0	3494			0	3495			0	1.b.
c. Secured by 1-4 family residential properties:													
(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5398			0	5399			0	5400			0	1.c.(1)
(2) Closed-end loans secured by 1-4 family residential properties:													
(a) Secured by first liens	C236			0	C237			0	C229			0	1.c.(2)(a)
(b) Secured by junior liens	C238			0	C239			0	C230			0	1.c.(2)(b)
d. Secured by multifamily (5 or more) residential properties	3499			0	3500			0	3501			0	1.d.
e. Secured by nonfarm nonresidential properties	3502			0	3503			0	3504			0	1.e.
2. Loans to depository institutions and acceptances of other banks	B834			0	B835			0	B836			0	2.
3. Not applicable													
4. Commercial and industrial loans	1606			0	1607			0	1608			0	4.
5. Loans to individuals for household, family, and other personal expenditures:													
a. Credit cards	B575			0	B576			0	B577			0	5.a.
b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B578			0	B579			0	B580			0	5.b.
6. Loans to foreign governments and official institutions	5389			0	5390			0	5391			0	6.
7. All other loans(1)	5459			0	5460			0	5461			0	7.
8. Lease financing receivables	1226			0	1227			0	1228			0	8.
9. Debt securities and other assets (exclude other real estate owned and other repossessed assets)	3505			0	3506			0	3507			0	9.

Amounts reported in Schedule RC-N, items 1 through 8, above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
10. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government	5612			0	5613			0	5614			0	10.
a. Guaranteed portion of loans and leases included in item 10 above	5615			0	5616			0	5617			0	10.a.

(1) Includes past due and nonaccrual "Loans to finance agricultural production and other loans to farmers," "Obligations (other than securities and leases) of states and political subdivisions in the U.S.," and "Other loans."

Schedule RC-N - Continued

Memoranda	(Column A) Past Due 30 through 89 days and still accruing				(Column B) Past due 90 days or more and still accruing				(Column C) Nonaccrual				
Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
1. Restructured loans and leases included in Schedule RC-N, items 1 through 8, above (and not reported in Schedule RC-C, Part I, Memorandum item 1)	1658			0	1659			0	1661			0	M.1.
2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC-N, items 4 and 7, above	6558			0	6559			0	6560			0	M.2.
3. Memorandum items 3.a. through 3.d are to be completed by banks with $300 million or more in total assets:(1)													
a. Loans secured by real estate to non-U.S. addressees (domicile) (included in Schedule RC-N, item 1, above)	1248			N/A	1249			N/A	1250			N/A	M.3.a.
b. Loans to and acceptances of foreign banks (included in Schedule RC-N, item 2, above)	5380			N/A	5381			N/A	5382			N/A	M.3.b.
c. Commercial and industrial loans to non-U.S. addressees (domicile) (included in Schedule RC-N, item 4, above)	1254			N/A	1255			N/A	1256			N/A	M.3.c.
d. Lease financing receivables of non-U.S. addressees (domicile) (included in Schedule RC-N, item 8, above)	1271			N/A	1272			N/A	1791			N/A	M.3.d.
4. Memorandum item 4 is to be completed by:(1) • banks with $300 million or more in total assets • banks with less than $300 million in total assets that have loans to finance agricultural production and other loans to farmers (Schedule RC-C, part I, item 3) exceeding five percent of total loans: Loans to finance agricultural production and other loans to farmers (included in Schedule RC-N, item 7, above)	1594			N/A	1597			N/A	1583			N/A	M.4.
5. Loans and leases held for sale (included in Schedule RC-N, items 1 through 8 above)	C240			0	C241			0	C226			0	M.5.

6. Memorandum item 6 is to be completed by banks with $300 million or more in total assets:(1) Interest rate, foreign exchange rate, and other commodity and equity contracts:	(Column A) Past Due 30 through 89 days				(Column B) Past due 90 days or more				
	RCON	Bil	Mil	Thou	RCON	Bil	Mil	Thou	
Fair value of amounts carried as assets	3529			N/A	3530			N/A	M.6.

(1) The $300 million asset size test and the five percent of total loans test are generally based on the total assets and total loans reported on the June 30, 2003, Report of Condition.

Schedule RC-O - Other Data for Deposit Insurance and FICO Assessments | 28 |

	Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Unposted debits (see instructions):						
a. Actual amount of all unposted debits		0030			0	1.a.
OR						
b. Separate amount of unposted debits:						
(1) Actual amount of unposted debits to demand deposits		0031			0	1.b.(1)
(2) Actual amount of unposted debits to time and savings deposits(1)		0032			0	1.b.(2)
2. Unposted credits (see instructions):						
a. Actual amount of all unposted credits		3510			0	2.a.
OR						
b. Separate amount of unposted credits:						
(1) Actual amount of unposted credits to demand deposits		3512			0	2.b.(1)
(2) Actual amount of unposted credits to time and savings deposits(1)		3514			0	2.b.(2)
3. Uninvested trust funds (cash) held in bank's own trust department (not included in total deposits)		3520			0	3.
4. Deposits of consolidated subsidiaries (not included in total deposits):						
a. Demand deposits of consolidated subsidiaries		2211			0	4.a.
b. Time and savings deposits(1) of consolidated subsidiaries		2351			0	4.b.
c. Interest accrued and unpaid on deposits of consolidated subsidiaries		5514			0	4.c.
5. Not applicable						
6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:						
a. Amount reflected in demand deposits (included in Schedule RC-E, item 7, column B)		2314			0	6.a.
b. Amount reflected in time and savings deposits(1) (included in Schedule RC-E, item 7, column A or C, but not column B)		2315			0	6.b.
7. Unamortized premiums and discounts on time and savings deposits:(1),(2)						
a. Unamortized premiums		5516			0	7.a.
b. Unamortized discounts		5517			0	7.b.
8. To be completed by banks with "Oakar deposits."						
a. Deposits purchased or acquired from other FDIC-insured institutions during the quarter:						
(1) Total deposits purchased or acquired from other FDIC-insured institutions during the quarter		A531			N/A	8.a.(1)
(2) Amount of purchased or acquired deposits reported in item 8.a.(1) above attributable to a secondary fund (i.e., BIF members report deposits attributable to SAIF; SAIF members report deposits attributable to BIF)		A532			N/A	8.a.(2)
b. Total deposits sold or transferred to other FDIC-insured institutions during the quarter		A533			N/A	8.b.
9. Deposits in lifeline accounts		5596				9.
10. Benefit-responsive "Depository Institution Investment Contracts" (included in total deposits)		8432			0	10.

(1) For FDIC insurance and FICO assessment purposes, "time and savings deposits" consists of nontransaction accounts and all transaction accounts other than demand deposits.

(2) Exclude core deposit intangibles.

Schedule RC-O - Continued

Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
11. Adjustments to demand deposits reported in Schedule RC-E for certain reciprocal demand balances:					
a. Amount by which demand deposits would be reduced if the reporting bank's reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions that were reported on a gross basis in Schedule RC-E had been reported on a net basis	8785			0	11.a.
b. Amount by which demand deposits would be increased if the reporting bank's reciprocal demand balances with foreign banks and foreign offices of other U.S. banks (other than insured branches in Puerto Rico and U.S. territories and possessions) that were reported on a net basis in Schedule RC-E had been reported on a gross basis	A181			0	11.b.
c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of the reporting bank's net reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions in Schedule RC-E	A182			0	11.c.
12. Amount of assets netted against deposit liabilities on the balance sheet (Schedule RC) in accordance with generally accepted accounting principles (exclude amounts related to reciprocal demand balances):					
a. Amount of assets netted against demand deposits	A527			0	12.a.
b. Amount of assets netted against time and savings deposits	A528			0	12.b.

Memoranda (to be completed each quarter except as noted)

Dollar Amounts in Thousands		RCON	Bil	Mil	Thou	
1. Total deposits of the bank (sum of Memorandum items 1.a.(1) and 1.b.(1) must equal Schedule RC, item 13.a):						
a. Deposit accounts of $100,000 or less:(1)						
(1) Amount of deposit accounts of $100,000 or less		2702			0	M.1.a.(1)
(2) Number of deposit accounts of $100,000 or less (to be completed for the June report only) .... 3779 0 (Number)						M.1.a.(2)
b. Deposit accounts of more than $100,000:(1)						
(1) Amount of deposit accounts of more than $100,000		2710			0	M.1.b.(1)
(2) Number of deposit accounts of more than $100,000 .... 2722 0 (Number)						M.1.b.(2)
Memorandum item 2 is to be completed by all banks.						
2. Estimated amount of uninsured deposits (see instructions)		5597			0	M.2.

3. Has the reporting institution been consolidated with a parent bank or savings association in that parent bank's or parent savings association's Call Report or Thrift Financial Report? If so, report the legal title and FDIC Certificate Number of the parent bank or parent savings association:

	RCON	FDIC Cert No.	
TEXT A545	A545		M.3.

(1) The dollar amount used as the basis for reporting in Memoranda items 1.a. and 1.b. reflect the deposit insurance limits in effect on the report date.

Schedule RC-R - Regulatory Capital

	Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	

Tier 1 Capital

	RCON	Bil	Mil	Thou	
1. Total equity capital (from Schedule RC, item 28)	3210		110,913		1.
2. LESS: Net unrealized gains (losses) on available-for-sale securities(1) (if a gain, report as a positive value; if a loss, report as a negative value)	8434		(28)		2.
3. LESS: Net unrealized loss on available-for-sale EQUITY securities(1) (report loss as a POSITIVE value)	A221		0		3.
4. LESS: Accumulated net gains (losses) on cash flow hedges(1) (if a gain, report as a positive value; if a loss, report as a negative value)	4336		0		4.
5. LESS: Nonqualifying perpetual preferred stock	B588		0		5.
6. Qualifying minority interests in consolidated subsidiaries	B589		0		6.
7. LESS: Disallowed goodwill and other disallowed intangible assets	B590		0		7.
8. Subtotal (sum of items 1 and 6, less items 2, 3, 4, 5, and 7)	C227		110,941		8.
9. a. LESS: Disallowed servicing assets and purchased credit card relationships	B591		0		9.a.
b. LESS: Disallowed deferred tax assets	5610		0		9.b.
10. Other additions to (deductions from) Tier 1 capital	B592		0		10.
11. Tier 1 capital (sum of items 8 and 10 less items 9.a and 9.b)	8274		110,941		11.

Tier 2 Capital

	RCON	Bil	Mil	Thou	
12. Qualifying subordinated debt and redeemable preferred stock	5306		0		12.
13. Cumulative perpetual preferred stock includible in Tier 2 capital	B593		0		13.
14. Allowance for loan and lease losses includible in Tier 2 capital	5310		0		14.
15. Unrealized gains on available-for-sale equity securities includible in Tier 2 capital	2221		0		15.
16. Other Tier 2 capital components	B594		0		16.
17. Tier 2 capital (sum of items 12 through 16)	5311		0		17.
18. Allowable Tier 2 capital (lesser of item 11 or 17)	8275		0		18.
19. Tier 3 capital allocated for market risk	1395		0		19.
20. LESS: Deductions for total risk-based capital	B595		0		20.
21. Total risk-based capital (sum of items 11, 18, and 19, less item 20)	3792		110,941		21.

Total assets for leverage ratio

	RCON	Bil	Mil	Thou	
22. Average total assets (from Schedule RC-K, item 9)	3368		126,521		22.
23. LESS: Disallowed goodwill and other disallowed intangible assets (from item 7 above)	B590		0		23.
24. LESS: Disallowed servicing assets and purchased credit card relationships (from item 9.a. above)	B591		0		24.
25. LESS: Disallowed deferred tax assets (from item 9.b. above)	5610		0		25.
26. LESS: Other deductions from assets for leverage capital purposes	B596		0		26.
27. Average total assets for leverage capital purposes (item 22 less items 23 through 26)	A224		126,521		27.

Adjustments for financial subsidiaries

	RCON	Bil	Mil	Thou	
28. a. Adjustments to Tier 1 capital reported in item 11	C228		0		28.a.
b. Adjustment to total risk-based capital reported in item 21	B503		0		28.b.
29. Adjustment to risk-weighted assets reported in item 62	B504		0		29.
30. Adjustment to average total assets reported in item 27	B505		0		30.

Capital ratios

(Column B is to be completed by all banks.
Column A is to be completed by banks with financial subsidiaries.)

	(Column A)		(Column B)		
	RCON	Percentage	RCON	Percentage	
31. Tier 1 leverage ratio (2)	7273	N/A	7204	87.69	31.
32. Tier 1 risk-based capital ratio (3)	7274	N/A	7206	565.30	32.
33. Total risk-based capital ratio (4)	7275	N/A	7205	565.30	33.

(1) Report amount included in Schedule RC, item 26.b, "Accumulated other comprehensive income."

(2) The ratio for column B is item 11 divided by item 27. The ratio for column A is item 11 minus item 28.a divided by (item 27 minus item 30).

(3) The ratio for column B is item 11 divided by item 62. The ratio for column A is item 11 minus item 28.a divided by (item 62 minus item 29).

(4) The ratio for column B is item 21 divided by item 62. The ratio for column A is item 21 minus item 28 divided by (item 62 minus item 29).

Schedule RC-R - Continued

Banks are not required to risk-weight each on-balance sheet asset and the credit equivalent amount of each off-balance sheet item that qualifies for a risk weight of less than 100 percent (50 percent for derivatives) at its lower risk weight. When completing items 34 through 54 of Schedule RC-R, each bank should decide for itself how detailed a risk-weight analysis it wishes to perform. In other words, a bank can choose from among its assets and off-balance sheet items that have a risk weight of less than 100 percent which ones to risk-weight at an appropriate lower risk weight, or it can simply risk-weight some or all of these items at a 100 percent risk weight (50 percent for derivatives).

Dollar Amounts in Thousands	(Column A) Totals (from Schedule RC)	(Column B) Items Not Subject to Risk-Weighting	(Column C) 0%	(Column D) 20%	(Column E) 50%	(Column F) 100%	
Balance Sheet Asset Categories							
34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC items 1.a and 1.b)	RCON 0010 30,926		RCON B600 91	RCON B601 30,835		RCON B602 0	34.
35. Held-to-maturity securities	RCON 1754 0	RCON B603 0	RCON B604 0	RCON B605 0	RCON B606 0	RCON B607 0	35.
36. Available-for-sale securities	RCON 1773 82,399	RCON B608 (43)	RCON B609 82,442	RCON B610 0	RCON B611 0	RCON B612 0	36.
37. Federal funds sold and securities purchased under agreements to resell	RCON C225 0		RCON C063 0	RCON C064 0		RCON B520 0	37.
38. Loans and leases held for sale	RCON 5369 0	RCON B617 0	RCON B618 0	RCON B619 0	RCON B620 0	RCON B621 0	38.
39. Loans and leases, net of unearned income	RCON B528 0	RCON B622 0	RCON B623 0	RCON B624 0	RCON B625 0	RCON B626 0	39.
40. LESS: Allowance for loan and lease losses	RCON 3123 0	RCON 3123 0					40.
41. Trading Assets	RCON 3545 0	RCON B627 0	RCON B628 0	RCON B629 0	RCON B630 0	RCON B631 0	41.
42. All other assets(1)	RCON B639 19,755	RCON B640 0	RCON B641 3,000	RCON B642 4,121	RCON B643 0	RCON 5339 12,634	42.
43. Total assets (sum of items 34 through 42)	RCON 2170 133,080	RCON B644 (43)	RCON 5320 85,533	RCON 5327 34,956	RCON 5334 0	RCON 5340 12,634	43.

(1) Includes premises and fixed assets, other real estate owned, investments in unconsolidated subsidiaries and associated companies, customers' liability on acceptances outstanding, intangible assets, and other assets.

Schedule RC-R - Continued

Dollar Amounts in Thousands	(Column A) Face Value or Notional Amount	Credit Conversion Factor	(Column B) Credit Equivalent Amount(1)	(Column C)	(Column D)	(Column E)	(Column F)	
				Allocation by Risk Weight Category				
				0%	20%	50%	100%	
	Bil | Mil |Thou		Bil | Mil |Thou	Bil | Mil |Thou	Bil | Mil |Thou	Bil | Mil |Thou	Bil | Mil |Thou	
Derivatives and Off-Balance Sheet Items	RCON B546		RCON B547	RCON B548	RCON B581	RCON B582	RCON B583	
44. Financial standby letters of credit.....	0	12.50 (2)	0	0	0	0	0	44.
45. Performance standby letters of	RCON 3821		RCON B650	RCON B651	RCON B652	RCON B653	RCON B654	
credit	0	0.50	0	0	0	0	0	45.
46. Commercial and similar letters of	RCON 3411		RCON B655	RCON B656	RCON B657	RCON B658	RCON B659	
credit	0	0.20	0	0	0	0	0	46.
47. Risk participations in bankers acceptances acquired by the	RCON 3429		RCON B660	RCON B661	RCON B662		RCON B663	
reporting institution	0	1.00	0	0	0		0	47.
48. Securities lent.................................	RCON 3433		RCON B664	RCON B665	RCON B666	RCON B667	RCON B668	
	0	1.00	0	0	0	0	0	48.
49. Retained recourse on small business	RCON A250		RCON B669	RCON B670	RCON B671	RCON B672	RCON B673	
obligations sold with recourse..........	0	1.00	0	0	0	0	0	49.
50. Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a dollar-for-	RCON B541		RCON B542				RCON B543	
dollar capital requirement	0	12.50 (3)	0				0	50.
51. All other financial assets sold with	RCON B675		RCON B676	RCON B677	RCON B678	RCON B679	RCON B680	
recourse	0	1.00	0	0	0	0	0	51.
52. All other off-balance sheet	RCON B681		RCON B682	RCON B683	RCON B684	RCON B685	RCON B686	
liabilities	0	1.00	0	0	0	0	0	52.
53. Unused commitments with an original maturity exceeding one year	RCON 3833		RCON B687	RCON B688	RCON B689	RCON B690	RCON B691	
	0	0.50	0	0	0	0	0	53.
54. Derivative contracts.........................			RCON A167	RCON B693	RCON B694	RCON B695		
			0	0	0	0		54.

(1) Column A multiplied by credit conversion factor.

(2) For financial standby letters of credit to which the low-level exposure rule applies, use a credit conversion factor of 12.5 or an institution-specific factor. For other financial standby letters of credit, use a credit conversion factor of 1.00. See instructions for further information.

(3) Or institution-specific factor.

Schedule RC-R - Continued

	(Column C)	(Column D)	(Column E)	(Column F)	
	Allocation by Risk Weight Category				
Dollar Amounts in Thousands	0%	20%	50%	100%	
	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	

Totals

55. Total assets, derivatives, and off-balance sheet items by risk weight	RCON B696	RCON B697	RCON B698	RCON B699	
category (for each column, sum of items 43 through 54)	85,533	34,956	0	12,634	55.
56. Risk weight factor	x 0%	x 20%	x 50%	x 100%	56.
57. Risk-weighted assets by risk weight category (for each column,	RCON B700	RCON B701	RCON B702	RCON B703	
item 55 multiplied by item 56)	0	6,991	0	12,634	57.
58. Market risk equivalent assets				RCON 1651	
				0	58.
59. Risk-weighted assets before deductions for excess allowance for loan and lease losses and allocated transfer risk reserve (sum of item 57, columns C through F, and item 58)				RCON B704	
				19,625	59.
60. LESS: Excess allowance for loan and lease losses				RCON A222	
				0	60.
61. LESS: Allocated transfer risk reserve				RCON 3128	
				0	61.
62. Total risk-weighted assets (item 59 minus items 60 and 61)				RCON A223	
				19,625	62.

Memoranda

Dollar Amounts in Thousands	RCON	Tril | Bil | Mil | Thou	
1. Current credit exposure across all derivative contracts covered by the risk-based capital standards	8764	0	M.1.

	With a remaining maturity of									
	(Column A) One year or less				(Column B) Over one year through five years				(Column C) Over five years	
2. Notional principal amounts of derivative contracts:(1)	RCON	Tril | Bil | Mil | Thou	RCON	Tril | Bil | Mil | Thou	RCON	Tril | Bil | Mil | Thou				
a. Interest rate contracts	3809	0	8766	0	8767	0				M.2.a.
b. Foreign exchange contracts	3812	0	8769	0	8770	0				M.2.b.
c. Gold contracts	8771	0	8772	0	8773	0				M.2.c.
d. Other precious metals contracts	8774	0	8775	0	8776	0				M.2.d.
e. Other commodity contracts	8777	0	8778	0	8779	0				M.2.e.
f. Equity derivative contracts	A000	0	A001	0	A002	0				M.2.f.

(1) Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

Schedule RC-S - Servicing, Securitization, and Asset Sale Activities

Dollar Amounts in Thousands	(Column A) 1 - 4 Family Residential Loans	(Column B) Home Equity Lines	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial & Industrial Loans	(Column G) All Other Loans and All Leases	
Bank Securitization Activities								
1. Outstanding principal balance of assets sold and securitized by the reporting bank with servicing retained or with recourse or other seller-provided credit enhancements.................	RCON B705 0	RCON B706 0	RCON B707 0	RCON B708 0	RCON B709 0	RCON B710 0	RCON B711 0	1.
2. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to structures reported in item 1 in the form of:								
a. Credit-enhancing interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5) ..	RCON B712 0	RCON B713 0	RCON B714 0	RCON B715 0	RCON B716 0	RCON B717 0	RCON B718 0	2.a.
b. Subordinated securities and other residual interests.................	RCON C393 0	RCON C394 0	RCON C395 0	RCON C396 0	RCON C397 0	RCON C398 0	RCON C399 0	2.b.
c. Standby letters of credit and other enhancements	RCON C400 0	RCON C401 0	RCON C402 0	RCON C403 0	RCON C404 0	RCON C405 0	RCON C406 0	2.c.
3. Reporting bank's unused commitments to provide liquidity to structures reported in item 1	RCON B726 0	RCON B727 0	RCON B728 0	RCON B729 0	RCON B730 0	RCON B731 0	RCON B732 0	3.
4. Past due loan amounts included in item 1:								
a. 30-89 days past due......................	RCON B733 0	RCON B734 0	RCON B735 0	RCON B736 0	RCON B737 0	RCON B738 0	RCON B739 0	4.a.
b. 90 days or more past due	RCON B740 0	RCON B741 0	RCON B742 0	RCON B743 0	RCON B744 0	RCON B745 0	RCON B746 0	4.b.
5. Charge-offs and recoveries on assets sold and securitized with servicing retained or with recourse or other seller-provided credit enhancements (calendar year-to-date):								
a. Charge-offs	RIAD B747 0	RIAD B748 0	RIAD B749 0	RIAD B750 0	RIAD B751 0	RIAD B752 0	RIAD B753 0	5.a.
b. Recoveries...................................	RIAD B754 0	RIAD B755 0	RIAD B756 0	RIAD B757 0	RIAD B758 0	RIAD B759 0	RIAD B760 0	5.b.

Schedule RC-S - Continued

Dollar Amounts in Thousands	(Column A) 1 - 4 Family Residential Loans	(Column B) Home Equity Lines	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial & Industrial Loans	(Column G) All Other Loans and All Leases	
6. Amount of ownership (or seller's) interests carried as:								
a. Securities (included in Schedule RC-B or in Schedule RC, item 5).....................		RCON B761 0	RCON B762 0			RCON B763 0		6.a.
b. Loans (included in Schedule RC-C)		RCON B500 0	RCON B501 0			RCON B502 0		6.b.
7. Past due loan amounts included in interests reported in item 6.a:								
a. 30 - 89 days past due.....................		RCON B764 0	RCON B765 0			RCON B766 0		7.a.
b. 90 days or more past due		RCON B767 0	RCON B768 0			RCON B769 0		7.b.
8. Charge-offs and recoveries on loan amounts included in interests reported in item 6.a (calendar year-to-date):								
a. Charge-offs		RIAD B770 0	RIAD B771 0			RIAD B772 0		8.a.
b. Recoveries...................................		RIAD B773 0	RIAD B774 0			RIAD B775 0		8.b.
For Securitization Facilities Sponsored By or Otherwise Established By Other Institutions								
9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions' securitization structures in the form of standby letters of credit, purchased subordinated securities, and other enhancements	RCON B776 0	RCON B777 0	RCON B778 0	RCON B779 0	RCON B780 0	RCON B781 0	RCON B782 0	9.
10. Reporting bank's unused commitments to provide liquidity to other institutions' securitization structures ..	RCON B783 0	RCON B784 0	RCON B785 0	RCON B786 0	RCON B787 0	RCON B788 0	RCON B789 0	10.

Schedule RC-S - Continued

Dollar Amounts in Thousands	(Column A) 1 - 4 Family Residential Loans			(Column B) Home Equity Lines			(Column C) Credit Card Receivables			(Column D) Auto Loans			(Column E) Other Consumer Loans			(Column F) Commercial & Industrial Loans			(Column G) All Other Loans and All Leases			
	Bil	Mil	Thou	Bil	Mil	Thou	Bil	Mil	Thou	Bil	Mil	Thou	Bil	Mil	Thou	Bil	Mil	Thou	Bil	Mil	Thou	

Bank Asset Sales

11. Assets sold with recourse or other seller-provided credit enhancements and not securitized by the reporting bank

RCON B790	RCON B791	RCON B792	RCON B793	RCON B794	RCON B795	RCON B796	
0	0	0	0	0	0	0	11.

12. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to assets reported in item 11

RCON B797	RCON B798	RCON B799	RCON B800	RCON B801	RCON B802	RCON B803	
0	0	0	0	0	0	0	12.

Memoranda Dollar Amounts in Thousands	RCON	Bil	Mil	Thou	
1. Small business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act of 1994:					
a. Outstanding principal balance	A249			0	M.1.a.
b. Amount of retained recourse on these obligations as of the report date	A250			0	M.1.b.
2. Outstanding principal balance of assets serviced for others:					
a. 1-4 family residential mortgages serviced with recourse or other servicer-provided credit enhancements	B804			0	M.2.a.
b. 1-4 family residential mortgages serviced with no recourse or other servicer-provided credit enhancements	B805			0	M.2.b.
c. Other financial assets(1)	A591			0	M.2.c.
3. Asset-backed commercial paper conduits:					
a. Maximum amount of credit exposure arising from credit enhancements provided to conduit structures in the form of standby letters of credit, subordinated securities, and other enhancements:					
(1) Conduits sponsored by the bank, a bank affiliate, or the bank's holding company	B806			0	M.3.a.(1)
(2) Conduits sponsored by other unrelated institutions	B807			0	M.3.a.(2)
b. Unused commitments to provide liquidity to conduit structures:					
(1) Conduits sponsored by the bank, a bank affiliate, or the bank's holding company	B808			0	M.3.b.(1)
(2) Conduits sponsored by other unrelated institutions	B809			0	M.3.b.(2)
4. Outstanding credit card fees and finance charges included in Schedule RC-S, item 1, column C(2)	C407			N/A	M.4.

(1) Memorandum item 2.c is to be completed if the principal balance of other financial assets serviced for others is more than $10 million.

(2) Memorandum item 4 is to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes.

Schedule RC-T - Fiduciary and Related Services

Items 12 through 23 and Memorandum item 4 will not be made available to the public on an individual institution basis.

	RCON	(Y / N)	
1. Does the institution have fiduciary powers? (enter "Y" for YES or "N" for NO) .... (If "NO," do not complete Schedule RC-T.)	A345	Y	1.

	RCON	(Y / N)	
2. Does the institution exercise the fiduciary powers it has been granted? (enter "Y" for YES or "N" for NO)	A346	Y	2.

	RCON	(Y / N)	
3. Does the institution have any fiduciary or related activity (in the form of assets or accounts) to report in this schedule? (enter "Y" for YES or "N" for NO) (If "NO," do not complete the rest of Schedule RC-T.)	B867	Y	3.

If the answer to item 3 is "YES," complete the applicable items of Schedule RC-T, as follows:

Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $250 million (as of the preceding December 31) or with gross fiduciary and related services income greater than 10% of revenue (net interest income plus noninterest income) for the preceding calendar year must complete:
* Items 4 through 19 quarterly,
* Items 20 through 23 annually with the December report, and
* Memorandum items 1 through 4 annually with the December report.

Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $100 million but less than or equal to $250 million (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:
* Items 4 through 23 annually with the December report, and
* Memorandum items 1 through 4 annually with the December report.

Institutions with total fiduciary assets (item 9, sum of columns A and B) of $100 million or less (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:
* Items 4 through 10 annually with the December report, and
* Memorandum items 1 through 3 annually with the December report.

Dollar Amounts in Thousands	(Column A) Managed Assets	(Column B) Non-Managed Assets	(Column C) Number of Managed Accounts	(Column D) Number of Non-Managed Accounts	
FIDUCIARY AND RELATED ASSETS	RCON B868	RCON B869	RCON B870	RCON B871	
4. Personal trust and agency accounts	305,875	11,897	150	2	4.
5. Retirement related trust and agency accounts:					
a. Employee benefit - defined	RCON B872	RCON B873	RCON B874	RCON B875	
contribution	0	0	0	0	5.a.
b. Employee benefit - defined	RCON B876	RCON B877	RCON B878	RCON B879	
benefit	0	0	0	0	5.b.
	RCON B880	RCON B881	RCON B882	RCON B883	
c. Other retirement accounts	0	0	0	0	5.c.
	RCON B884	RCON B885	RCON C001	RCON C002	
6. Corporate trust and agency accounts	0	8,579,335	0	3,264	6.
7. Investment management agency	RCON B886		RCON B888		
accounts...	228,950		72		7.
	RCON B890	RCON B891	RCON B892	RCON B893	
8. Other fiduciary accounts...................................	0	0	0	0	8.
9. Total fiduciary accounts	RCON B894	RCON B895	RCON B896	RCON B897	
(sum of items 4 through 8)	534,825	8,591,232	222	3,266	9.
		RCON B898		RCON B899	
10. Custody and safekeeping accounts.....................		0		0	10.
11. Not applicable					

Confidential

Memoranda Dollar Amounts in Thousands	Managed Assets					
	RCON	Tril	Bil	Mil	Thou	
1. Managed assets held in personal trust and agency accounts:						
a. Noninterest-bearing deposits	B913				N/A	M.1.a.
b. Interest-bearing deposits	B914				N/A	M.1.b.
c. U.S. Treasury and U.S. Government agency obligations	B915				N/A	M.1.c.
d. State, county, and municipal obligations	B916				N/A	M.1.d.
e. Money market mutual funds	B917				N/A	M.1.e.
f. Other short-term obligations	B918				N/A	M.1.f.
g. Other notes and bonds	B919				N/A	M.1.g.
h. Common and preferred stocks	B920				N/A	M.1.h.
i. Real estate mortgages	B921				N/A	M.1.i.
j. Real estate	B922				N/A	M.1.j.
k. Miscellaneous assets	B923				N/A	M.1.k.
l. Total managed assets held in personal trust and agency accounts (sum of Memorandum items 1.a through 1.k) (must equal Schedule RC-T, item 4, column A)	B868				N/A	M.1.l.

Dollar Amounts in Thousands	(Column A) Number of Issues		(Column B) Principal Amount Outstanding					
	RCON		RCON	Tril	Bil	Mil	Thou	
2. Corporate trust and agency accounts:								
a. Corporate and municipal trusteeships	B927	N/A	B928				N/A	M.2.a.
b. Transfer agent, registrar, paying agent, and other corporate agency	B929	N/A						M.2.b.

Schedule RC-T - Continued

Memoranda - Continued

	(Column A) Number of Funds		(Column B) Market Value of Fund Assets					
Dollar Amounts in Thousands	RCON		RCON	Tril	Bil	Mil	Thou	
3. Collective investments fund and common trust funds:								
a. Domestic equity	B931	N/A	B932				N/A	M.3.a.
b. International/Global equity	B933	N/A	B934				N/A	M.3.b.
c. Stock/Bond blend	B935	N/A	B936				N/A	M.3.c.
d. Taxable bond	B937	N/A	B938				N/A	M.3.d.
e. Municipal bond	B939	N/A	B940				N/A	M.3.e.
f. Short term investments/Money market	B941	N/A	B942				N/A	M.3.f.
g. Specialty/Other	B943	N/A	B944				N/A	M.3.g.
h. Total collective investment funds (sum of Memorandum items 3.a through 3.g)	B945	N/A	B946				N/A	M.3.h.

Confidential

Optional Narrative Statement Concerning the Amounts
Reported in the Reports of Condition and Income

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in Schedule RC-T, items 12 through 23 and Memorandum item 4, is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-T, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the "No comment" box below and should make no entries of any kind in the space provided for the narrative statement; i.e., DO NOT enter in this space such phrases as "No statement," "Not applicable," "N/A," "No comment," and "None."

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 characters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will

appear as the bank's statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall be taken by the submitting bank to ensure the statement's accuracy. The statement must be signed, in the space provided below, by a senior officer of the bank who thereby attests to its accuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and Income, the existing narrative statement will be deleted from the files, and from disclosure; the bank, at its option, may replace it with a statement, under signature, appropriate to the amended data.

The optional narrative statement will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management of the bank (except for the truncation of statements exceeding the 750-character limit described above). THE STATEMENT WILL NOT BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THE ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.

BANK MANAGEMENT STATEMENT (Either enter text in the field below or skip and leave blank for "No comment"):

(TEXT 6980)

THIS PAGE IS TO BE COMPLETED BY ALL BANKS

NAME AND ADDRESS OF BANK	
Deutsche Bank National Trust Company	OMB No. For OCC: 1557-0081 OMB No. For FDIC: 3064-0052 OMB No. for Federal Reserve: 7100-0036 Expiration Date: 3/31/2007
300 South Grand Avenue	
Los Angeles, CA 90071-3109	SPECIAL REPORT (Dollar Amounts in Thousands)

CLOSE OF BUSINESS DATE	FDIC Certificate Number
June 30, 2004	2 6 7 3 2

LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)

The following information is required by Public Laws 90-44 and 102-242, but does not constitute a part of the Report of Condition. With each Report of Condition, these Laws require all banks to furnish a report of all loans or other extensions of credit to their executive officers made since the date of the previous Report of Condition. Data regarding individual loans or other extensions of credit are not required. If no such loans or other extensions of credit were made during the period, insert "none" against subitem (a). (Exclude the first $15,000 of indebtedness of each executive officer under bank credit card plan.) See Sections 215.2 and 215.3 of Title 12 of the Code of Federal Regulations (Federal Reserve Board Regulation O) for the definitions of "executive officer" and "extension of credit," respectively. Exclude loans and other extensions of credit to directors and principal shareholders who are not executive officers.

a. Number of loans made to executive officers since the previous Call Report date .... RCON 3561 | 0 | a.
b. Total dollar amount of above loans (in thousands of dollars) .... RCON 3562 | 0 | b.
c. Range of interest charged on above loans
  (example: 9 ¾% = 9.75) .... RCON 7701 | 0.00 | % to RCON 7702 | 0.00 | % c.

SIGNATURE AND TITLE OF OFFICER AUTHORIZED TO SIGN REPORT	DATE (Month, Day, Year)
[signature] VP & Controller	7/21/04